                            SUPPLEMENT NO. 1 TO THE
                               OFFER TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                         DATA RESEARCH ASSOCIATES, INC.
                                       AT
                          $11.00 NET PER SHARE IN CASH
                                       BY
                           MCGUIRE ACQUISITION INC.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                              SIRSI HOLDINGS CORP.

  OUR OFFER AND WITHDRAWAL RIGHTS
WILL EXPIRE AT 12:00 MIDNIGHT, NEW
               YORK
 CITY TIME, ON TUESDAY, AUGUST 28,
2001, UNLESS OUR OFFER IS EXTENDED.

    This Supplement No. 1 dated August 21, 2001 ("Supplement No. 1") to the Offer to Purchase dated July 25, 2001, as amended August 10, 2001 (as further amended hereby, the "Offer to Purchase"), amends and supplements the offer by McGuire Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of SIRSI Holdings Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., a Missouri corporation ("DRAI"), at a purchase price of $11.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (together with any amendments or supplements thereto, collectively constituting the "Offer"). Capitalized terms used but not defined in this Supplement No. 1 have the meanings ascribed to them in the Offer to Purchase.

    DRAI'S BOARD OF DIRECTORS (1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, OUR OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF DRAI'S SHAREHOLDERS, (2) UNANIMOUSLY APPROVED THE MERGER AGREEMENT, OUR OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND
(3) UNANIMOUSLY RECOMMENDS THAT DRAI'S SHAREHOLDERS ACCEPT OUR OFFER, TENDER THEIR SHARES PURSUANT TO OUR OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT.

    AS AMENDED BY THIS SUPPLEMENT NO. 1, OUR OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF OUR OFFER, NOT LESS THAN THAT NUMBER OF SHARES OF DRAI'S COMMON STOCK WHICH CONSTITUTES AT LEAST 90% OF THE OUTSTANDING SHARES OF DRAI'S COMMON STOCK, EXCLUDING ANY SHARES OF DRAI'S COMMON STOCK HELD BY DRAI OR ANY OF ITS SUBSIDIARIES, AND (2) ALL MATERIAL GOVERNMENTAL OR REGULATORY NOTICES, APPROVALS OR OTHER REQUIREMENTS NECESSARY TO CONSUMMATE THE MERGER SHALL HAVE BEEN GIVEN, OBTAINED OR COMPLIED WITH. WE REFER TO CONDITION (1) ABOVE AS THE "MINIMUM CONDITION." OUR OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. WE REFER YOU TO "THE TENDER OFFER--CONDITIONS OF OUR OFFER," IN THE OFFER TO PURCHASE WHICH SETS FORTH IN FULL THE CONDITIONS TO OUR OFFER.

    Our Offer is not conditioned on obtaining financing.

    As amended by this Supplement No. 1, if all of the conditions to our Offer are satisfied (including any terms and conditions of any extension or amendment), then, upon the terms of our Offer, we will
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accept for payment and pay for all Shares validly tendered (and not properly withdrawn in accordance with the procedures set forth in "The Tender Offer--Withdrawal Rights" in the Offer to Purchase) on or prior to the "Expiration Date." The "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, August 28, 2001, unless and until we (subject to the terms and conditions of the Merger Agreement) extend the period during which our Offer is open, in which case "Expiration Date" will mean the latest time and date at which our Offer, as we have extended it, will expire.

    As of 5:00 P.M., New York City time on Tuesday, August 21, 2001, approximately 4,406,028 Shares (or approximately 98% of the outstanding Shares) had been tendered and not properly withdrawn. Accordingly, if no additional Shares are validly tendered and less than 355,844 Shares are properly withdrawn prior to the Expiration Date, our Minimum Condition will be satisfied.

    Please see Annex A for the text of the amendments to our Offer. Annex A is incorporated by reference herein.

Dated August 21, 2001.

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                               SUMMARY TERM SHEET

    THIS SUMMARY TERM SHEET HIGHLIGHTS SELECTED INFORMATION FROM THIS SUPPLEMENT NO. 1 AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO BETTER UNDERSTAND OUR OFFER AND FOR A COMPLETE DESCRIPTION OF THE TERMS OF OUR OFFER, YOU SHOULD CAREFULLY READ THE OFFER TO PURCHASE, THIS ENTIRE SUPPLEMENT NO. 1, INCLUDING ANNEX A, AND THE RELATED LETTER OF TRANSMITTAL. QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO OUR INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER LISTED ON THE BACK COVER OF THIS SUPPLEMENT NO. 1. WHEN WE USE THE TERMS "PURCHASER," "WE," "US" OR "OUR," WE ARE REFERRING TO MCGUIRE ACQUISITION INC.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF YOUR OFFER?

    - We are not obligated to purchase any tendered shares of Data Research Associates, Inc.'s common stock unless, after the purchase of all of the shares validly tendered and not properly withdrawn, we would beneficially own at least 90% of the outstanding shares of Data Research
      Associates, Inc.'s common stock. In calculating the number of shares we beneficially own, we are required to count shares beneficially owned by SIRSI Holdings Corp. Please see the "Introduction," "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" and "The Tender Offer--Conditions Of Our Offer."

    - We are not obligated to purchase any shares unless and until all material governmental or regulatory notices, approvals or other requirements necessary to consummate the merger have been given, obtained or complied with. Please see "The Tender Offer--Conditions Of Our Offer" and "The Tender Offer--Legal Matters And Regulatory Approvals."

    - Our offer is also subject to certain other conditions, but is not conditioned on obtaining financing. Please see "The Tender
      Offer--Conditions Of Our Offer," which sets forth in full the conditions to our offer.

DO YOU HAVE ENOUGH FINANCIAL RESOURCES TO MAKE PAYMENT?

    - We expect to obtain all necessary funds to purchase the shares from a combination of (1) up to approximately $6.9 million from an equity contribution from SIRSI Corporation, (2) a new $45 million credit facility established by SIRSI Corporation, including approximately $10.7 million to be used to refinance SIRSI Corporation's existing indebtedness and
      (3) approximately $18.2 million of the amount of Data Research
      Associates, Inc.'s cash expected to be on hand at the effective time of the merger after Data Research Associates, Inc. pays its transaction expenses. To support us, SIRSI Holdings Corp. and SIRSI Corporation in advance of finalizing the documentation for such financing, BNP Paribas has provided SIRSI Corporation with a commitment letter with respect to the proposed credit facility. Our offer is not conditioned on obtaining financing. For a more detailed description of the financing for our offer and the Merger, see "The Tender Offer--Source And Amount of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN YOUR OFFER?

    - You will have until at least 12:00 Midnight, New York City time, on Tuesday, August 28, 2001 to tender your shares, which is the scheduled expiration date of our offer. We may extend the expiration of our offer as described below. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure that is described in "The Tender Offer--Procedures For Accepting Our Offer And Tendering Shares."

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CAN YOUR OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

    - We have the right, in our sole discretion, but subject to the terms of the merger agreement and applicable law, to extend the period of time during which our offer remains open.

    - We have agreed that, if at 12:00 Midnight, New York City time, on Tuesday, August 28, 2001, the scheduled expiration date of our offer, assuming the purchase of all of the shares validly tendered and not withdrawn, we would beneficially own less than 90% of the outstanding shares of Data Research Associates, Inc.'s common stock or any other conditions to our offer have not been satisfied or waived, we will extend our offer from time to time until October 3, 2001. Please see "The Tender Offer--Terms Of Our Offer; Expiration Date" and "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement."

    - We do not intend to extend our offer by means of a subsequent offering period.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    - You may withdraw any previously tendered shares at any time prior to the expiration of our offer. Any accepted shares may not be withdrawn. Please see "The Tender Offer--Withdrawal Rights."

WHAT WILL HAPPEN IF ALL THE SHARES ARE NOT TENDERED?

    - If we are able to acquire beneficial ownership of at least 90% of the outstanding shares of Data Research Associates, Inc.'s common stock, then, in accordance with the Delaware General Corporation Law and the General Business and Corporation Law of Missouri, we will merge with and into Data Research Associates, Inc., and Data Research Associates, Inc. will become a wholly owned subsidiary of SIRSI Corporation and an indirect wholly owned subsidiary of SIRSI Holdings Corp. In calculating the number of shares of Data Research Associates, Inc.'s common stock we beneficially own, we are required to count shares of Data Research Associates, Inc.'s common stock owned by SIRSI Holdings Corp. Each share that is outstanding at the time of the merger (other than any shares held in the treasury of Data Research Associates, Inc. and other than shares held by shareholders who have objected to the merger, demanded payment of the fair value of their shares under applicable Missouri law and, as of the effective time of the merger, have neither effectively withdrawn nor lost the right to such demand) will be canceled and converted automatically into the right to receive the same consideration as received by shareholders who tendered their shares in our offer.

    - If we are not able to acquire beneficial ownership of at least 90% of the outstanding shares of Data Research Associates, Inc.'s common stock, we will either extend our offer or terminate our offer in the manner specified in the merger agreement.

    - If we acquire 90% or more of the shares of Data Research
      Associates, Inc.'s common stock, we expect to complete a "short form" merger as soon as practicable after the expiration date. This type of merger does not require Data Research Associates, Inc.'s shareholders to approve the merger. See "Introduction," "The Tender Offer--Purposes, Effects And Plans" and "The Tender Offer--Legal Matters And Regulatory Approvals."

    - As of 5:00 P.M., New York City time on Tuesday, August 21, 2001, approximately 4,406,028 shares of Data Research Associates, Inc.'s common stock (or approximately 98% of the outstanding shares) had been tendered and not properly withdrawn. Accordingly, if no additional shares of Data Research Associates, Inc.'s common stock are validly tendered and fewer than 355,844 shares of Data Research Associates, Inc.'s common stock are properly withdrawn prior to 12:00 Midnight, New York City time, on Tuesday, August 28, 2001, our minimum condition will be satisfied.

    - Please see "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement."

WHAT ARE THE MOST SIGNIFICANT TERMS AND CONDITIONS OF YOUR AMENDED OFFER?

    - Our offer has been amended to reflect amendments to the merger agreement. The amendments:

       - Increase the minimum condition of our offer from 75% of the outstanding shares of Data Research Associates, Inc.'s common stock on a fully diluted basis to 90% of the outstanding shares of Data Research Associates, Inc.'s common stock.

       - Eliminate the obligation of McGuire Acquisition Inc. to provide for a subsequent offering period if more than 75% of the outstanding shares of Data Research Associates, Inc.'s common stock on a fully diluted basis but less than 90% of the outstanding shares of Data Research Associates, Inc.'s common stock had been validly tendered and not properly withdrawn prior to the expiration date. We do not intend to extend our offer by means of a subsequent offering period.

       - Eliminate the limitation on our liability and the liability of SIRSI Holdings Corp. if we have not received the financing contemplated by an existing binding commitment letter prior to the expiration of our offer and all of the conditions to our offer are satisfied or waived; previously, our liability in such event was limited to $1 million plus reimbursement of reasonable out-of-pocket expenses.

       - Eliminate DRAI's obligation to provide us with a bridge loan upon consummation of our offer.

                                   ANNEX A TO
                     SUPPLEMENT NO. 1 TO OFFER TO PURCHASE

    The Offer to Purchase dated July 25, 2001, as amended August 10, 2001 (the "Original Offer to Purchase") is hereby amended as set forth below. Except as expressly provided in this Supplement No. 1, each of the terms and conditions set forth in the Original Offer to Purchase and the Letter of Transmittal (together, constituting the "Original Offer") remain in full force and effect in accordance with their terms. The amendments set forth herein shall not be deemed to be an amendment or waiver to any other term or condition of the Original Offer. Whenever the Offer is referred to herein in any other agreements, documents and instruments, such reference shall be to the Offer as amended hereby.

I.  AMENDMENTS TO "SUMMARY TERM SHEET."

    The Summary Term Sheet of the Original Offer to Purchase is amended by adding the questions and answers set forth in this Supplement No. 1 and deleting any corresponding questions and answers set forth in the Original Offer to Purchase.

II. AMENDMENTS TO INTRODUCTION.

    The fourth paragraph under the section of the Original Offer to Purchase entitled "Introduction" is hereby deleted and replaced with the following: "AS AMENDED BY THE SUPPLEMENT NO. 1, OUR OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF OUR OFFER, NOT LESS THAN THAT NUMBER OF SHARES OF DRAI'S COMMON STOCK WHICH CONSTITUTES AT LEAST 90% OF THE OUTSTANDING SHARES, EXCLUDING ANY SHARES HELD BY DRAI OR ANY OF ITS SUBSIDIARIES, AND (2) ALL MATERIAL GOVERNMENTAL OR REGULATORY NOTICES, APPROVALS OR OTHER REQUIREMENTS NECESSARY TO CONSUMMATE THE MERGER SHALL HAVE BEEN GIVEN, OBTAINED OR COMPLIED WITH. WE REFER YOU TO "THE TENDER OFFER--CONDITIONS OF OUR OFFER," WHICH SETS FORTH IN FULL THE CONDITIONS TO OUR OFFER."

    The ninth paragraph under the section of the Original Offer to Purchase entitled "Introduction" is hereby deleted.

    The tenth paragraph under the section of the Original Offer to Purchase entitled "Introduction" is hereby deleted and replaced with the following:
"Under applicable Missouri and Delaware laws, if we, together with our Parent, acquire (pursuant to our Offer or otherwise) at least 90% of the then outstanding Shares, we will be able effect the Merger without holding a meeting of DRAI's shareholders to vote on the Merger and without requesting the affirmative vote of DRAI's other shareholders. If that happens, we, our Parent and DRAI have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with Missouri law, and without a meeting of DRAI's shareholders, as soon as practicable after we acquire 90% of the then outstanding Shares. Please see "The Tender Offer--Legal Matters And Regulatory Approvals.""

    The third to last paragraph of the section of the Original Offer to Purchase entitled "Introduction" is hereby deleted and replaced with the following: "As a result, as of July 20, 2001, our Minimum Condition would be satisfied, and we would be able to approve the Merger, under applicable Missouri and Delaware laws, without calling a meeting of DRAI's shareholders or obtaining the consent or vote of any other DRAI shareholder, if we had acquired 4,050,184 Shares. As of 5:00 P.M., New York City time on Tuesday, August 21, 2001, approximately 4,406,028 Shares (or 98% of the outstanding Shares) had been tendered and not properly withdrawn."

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III.AMENDMENTS TO "THE TENDER OFFER; SECTION 1. BACKGROUND OF OUR OFFER;
    CONTACTS WITH DRAI; NEGOTIATIONS AND AGREEMENTS."

    The section of the Original Offer to Purchase entitled "The Tender Offer;
Section 1. Background Of Our Offer; Contacts With DRAI; Negotiations And Agreements" is amended by adding the following to the end thereof: "On
August 22, 2001, the parties amended the Merger Agreement to provide for the following:

    - The change of our Minimum Condition as set forth in this Offer to Purchase.

    - The elimination of our obligation to provide for a subsequent offering period if more than 75% of the outstanding Shares on a fully diluted basis but less than 90% of the outstanding Shares had been validly tendered and not properly withdrawn prior to the Expiration Date.

    - The elimination of the limitation on our liability and the liability of Parent if we have not received the financing contemplated by an existing binding commitment letter prior to the Expiration Date and all of the conditions to our Offer are satisfied or waived. Previously, our liability in such event was limited to $1 million plus reimbursement of reasonable out-of-pocket expenses.

    - The elimination of DRAI's obligation to provide us with a bridge loan upon consummation of our Offer.

    On August 21, 2001, we supplemented our Offer to inform the holders of Shares of the amendments.

IV. AMENDMENTS TO "THE TENDER OFFER; SECTION 3. TERMS OF OUR OFFER; EXPIRATION DATE."

    The section of the Original Offer to Purchase entitled "The Tender Offer;
Section 3. Terms Of Our Offer; Expiration Date" is amended as follows:

    - By deleting "Tuesday, August 21, 2001 contained therein and replacing it with "Tuesday, August 28, 2001."

    - By deleting the third paragraph thereof and replacing it with the following: "We have agreed to extend our Offer from time to time until October 3, 2001 if, and to the extent that, at the then scheduled Expiration Date, the conditions to our Offer have not been satisfied or waived (except that the Minimum Condition may not be waived).

    - By deleting the fourth paragraph thereof.

V. AMENDMENTS TO "THE TENDER OFFER; SECTION 4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES."

    The first paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 4. Acceptance For Payment And Payment for Shares." is hereby deleted and replaced with the following: "As amended by the Supplement No. 1, if all of the conditions to our Offer are satisfied (including any terms and conditions of any extension or amendment), then, upon the terms of our Offer, we will accept for payment and pay for all Shares validly tendered (and not properly withdrawn in accordance with the procedures set forth in "The Tender Offer--Withdrawal Rights") on or prior to the Expiration Date."

VI. AMENDMENTS TO "THE TENDER OFFER; SECTION 6. WITHDRAWAL RIGHTS."

    The parenthetical in the first paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 6. Withdrawal Rights" is hereby deleted. The third paragraph of the section

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of the Original Offer to Purchase entitled "The Tender Offer; Section 6.
Withdrawal Rights" (other than the last sentence thereof) is hereby deleted.

VII. AMENDMENTS TO "THE TENDER OFFER; SECTION 12. SOURCE AND AMOUNT OF FUNDS."

    The first paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 12. Source and Amount of Funds" is hereby deleted and replaced with the following: "THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF LOANS THAT OUR PARENT EXPECTS TO RECEIVE FROM ITS SHAREHOLDERS AND A COMMITMENT LETTER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FORM OF SHAREHOLDER NOTE FOR THE SHAREHOLDER LOANS AND THE COMMITMENT LETTER, WHICH WE INCORPORATE BY REFERENCE, AND HAS BEEN FILED AS EXHIBITS TO THE TENDER OFFER STATEMENT ON SCHEDULE TO (THE "SCHEDULE TO") FILED WITH THE SEC BY US AND OUR PARENT IN CONNECTION WITH OUR OFFER. THE COMMITMENT LETTER MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACES SET FORTH IN "THE TENDER OFFER--INFORMATION CONCERNING DRAI" OR DOWNLOADED AT HTTP://WWW.SEC.GOV. DEFINED TERMS USED IN THIS DISCUSSION AND NOT DEFINED HAVE THE MEANINGS GIVEN TO THOSE TERMS IN THE COMMITMENT LETTER."

    The last sentence of the second paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 12. Source And Amount Of Funds" is hereby deleted.

    The third paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 12. Source And Amount Of Funds" is hereby amending by replacing "at the expiration of this Offer" with "at the Effective Time."

    The fifth paragraph of the section of the Original Offer to Purchase entitled "The Tender Offer; Section 12. Source and Amount of Funds" is hereby deleted and replaced with the following: "If we acquire at least 90% of the outstanding Shares pursuant to the Offer, we will cause the Merger to become effective promptly upon the acceptance of the Shares for payment. DRAI's cash on hand will be used to pay for Shares purchased in the Offer and Shares converted in the Merger into the right to receive cash."

VIII. AMENDMENTS TO "THE TENDER OFFER; SECTION 13. MERGER AGREEMENT; SUPPORT AGREEMENT; EMPLOYMENT AGREEMENTS; CONFIDENTIALITY AGREEMENT."

    The section of the Original Offer to Purchase entitled "The Tender Offer;
Section 13. Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement" is hereby amended by deleting (a) the last paragraph under "--The Merger Agreement--Expenses; Termination Fees" and (b) the paragraph entitled "--The Merger Agreement--Subordinated Loan."

IX.AMENDMENTS TO "THE TENDER OFFER; SECTION 15. LEGAL MATTERS AND REGULATORY
   APPROVALS."

    The second to last sentence of the last paragraph under the section of the Original Offer to Purchase entitled "The Tender Offer; Section 15. Legal Matters And Regulatory Approvals" is hereby deleted.

    Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of DRAI or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below.

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                        THE DEPOSITARY FOR OUR OFFER IS:
                    COMPUTERSHARE TRUST COMPANY OF NEW YORK

          BY HAND:                 BY OVERNIGHT COURIER:                BY MAIL:

     Wall Street Plaza,             Wall Street Plaza,             Wall Street Plaza,
  88 Pine Street 19th Floor      88 Pine Street 19th Floor      88 Pine Street 19th Floor
     New York, NY 10005             New York, NY 10005             New York, NY 10005

                           BY FACSIMILE TRANSMISSION:
                        FOR ELIGIBLE INSTITUTIONS ONLY:
                                 (212) 701-7664

              CONFIRM RECEIPT OF GUARANTEED DELIVERY BY TELEPHONE:
                                 (212) 701-7687

    Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth below. You also may contact your local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR OUR OFFER IS:

                                     [LOGO]

                           INNISFREE M&A INCORPORATED

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834